UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZS PHARMA, INC.

(Name of Subject Company)

ZS PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98979G105

(CUSIP Number of Class of Securities)

Mark Asbury

General Counsel

1100 Park Place, Suite 300

San Mateo, CA, 94403

(650) 458-4100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Kevin Kennedy

Kirsten Jensen

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ZS Pharma, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2015 (as previously amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Zanzibar Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Zeneca Inc., a Delaware corporation (“Parent”), made pursuant to an Agreement and Plan of Merger, dated as of November 5, 2015 (as amended from time to time, the “Merger Agreement”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $90.00 per Share (the “Offer Price”), net to the holder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on November 18, 2015. The Offer to Purchase and Form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing “21,948,939 Shares” with “21,950,539 Shares”, “86.5537%” with “86.5600%”, “984,853 Shares” with “983,253 Shares” and “3.8837%” with “3.8774%”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZS Pharma, Inc.

By:	/s/ Mark Asbury
Name: Mark Asbury
Title: Chief Legal Officer

Dated: December 18, 2015